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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          HELENE CURTIS INDUSTRIES, INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK (Par Value $ 0.50 Per Share)
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    423236108
- -------------------------------------------------------------------------------
                                 (CUSIP Number)

                             DAVID K. ROBBINS, ESQ.
                    Fried, Frank, Harris, Shriver & Jacobson
   725 S. Figueroa Street, Suite 3890, Los Angeles, CA  90017  (213) 689-5800
- -------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 15, 1994
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D
CUSIP No. 423236108                                       Page  2  of  5  Pages
          ---------                                            ---    ---


- -------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     S.S. or I.R.S. Identification No. of Above
     Person

              SHAMROCK HOLDINGS OF CALIFORNIA, INC.
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

              NOT APPLICABLE
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Source of Funds*

              00
- -------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)                                                 / /

              NOT APPLICABLE
- -------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

              CALIFORNIA
- -------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        444,600 SHARES OF COMMON STOCK
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        444,600 SHARES OF COMMON STOCK
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        0
- -------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

              444,600 SHARES OF COMMON STOCK
- -------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares*                                                               / /

              NOT APPLICABLE
- -------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

              6.5% OF COMMON STOCK
- -------------------------------------------------------------------------------
(14) Type of Reporting Person*

              CO
- -------------------------------------------------------------------------------
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     This Amendment No. 1 (the "Amendment") amends and supplements the Schedule
13D filed by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), with the Securities and Exchange Commission on May 13, 1994 (the "Schedule 13D"), relating to the common stock, par value $0.50 per share (the "Common Stock") of Helene Curtis Industries, Inc. (the "Company"). The purpose of this Amendment is to amend and supplement certain information contained in the Schedule 13D as set forth below. Prior disclosure in the Schedule 13D inconsistent with this Amendment is hereby superseded. Unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

         1.  Item 3 is hereby amended to add the following:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION
         -----------------------------------

         The total amount of funds used by SHOC to purchase the additional 70,700 shares (the "Additional Shares") of Common Stock purchased by SHOC from May 5, 1994 through August 15, 1994 was $2,293,317.00 (including brokers' commissions) all of which was derived from margin borrowings from SHOC's trading account at Goldman, Sachs & Co. None of the Additional Shares were pledged as security for the margin borrowings.


         2.  Item 4 is hereby amended to add the following:

ITEM 4.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) As of the date hereof, SHOC is the beneficial owner of 444,600 shares of Common Stock constituting approximately 6.5% of the issued and outstanding Common Stock of the Company based on 6,803,791 shares of Common Stock outstanding at May 31, 1994 as described in the Company's Form 10-Q for the quarter ended May 31, 1994.

         (b) SHOC has the sole power to vote and the sole power to dispose of the Additional Shares.

         (c) All transactions in shares of Common Stock effected by SHOC during the 60 days preceding the Event Date reported on page 1 of this Statement and since such date are set forth below. All of the Additional Shares were acquired in the open market on the New York Stock Exchange through normal brokerage transactions.


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        Trade Date             No. of Shares             Price Per Share*
        ----------             -------------             ----------------
         8/10/94                   7,500                      30 5/8
         8/10/94                   5,000                      31 1/4
         8/11/94                  10,000                      32
         8/12/94                  13,200                      32 1/4
         8/15/94                  25,000                      33
         8/15/94                     500                      33 1/8
         8/15/94                   9,500                      33 1/4

_______________
   *Excludes $0.06 per share commission



                                   Page 4 of 5

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 15, 1994

                                SHAMROCK HOLDINGS OF CALIFORNIA, INC.



                                By:  /s/ Robert G. Moskowitz
                                     -------------------------------------
                                     Name:  Robert G. Moskowitz
                                     Title:  Executive Vice President





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